Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA

Tel +44 (0)20 7638 1111
Fax +44 (0)20 7638 1112
DX 639 London/City
www.ashurst.com

Direct line: 44 20 7859 1995
Direct fax: 44 20 7638 1112
E-mail: edward.kim@ashurst.com

June 23, 2004

ashurst

US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
USA

Ladies and Gentlemen

Henlys Group plc: Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (File Number 82-5051)

This letter is being furnished to the Securities and Exchange Commission (the **"Commission"**) on behalf of our client, Henlys Group plc, a public limited company incorporated under the laws of England and Wales (the **"Company"**), in order to notify the Commission that the Company will no longer submit to the Commission the materials required by Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. On June 23, 2004, the Company requested a delisting from the Official List of the UK Listing Authority and from trading on the London Stock Exchange's main market for listed securities of its ordinary shares with effect from the close of business on July 22, 2004. From that date, the Company will no longer have its shares publicly listed. In addition, the Company has notified the depositary to terminate its Level 1 American Depositary Receipt program.

If you have any question or comment in connection with regard to this information, please call Britta Jacobson at 011-44-20-7859-2110 or the undersigned.

Very truly yours

Edward Kim

cc: Peter Dawes
(Henlys Group plc)

Giles Boothman
(Ashurst)

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